

November 4, 2010

Via Facsimile 925.235.1096 and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

> **Re:** **Corporate Property Associates 14 Incorporated**
> **Schedule TO-T filed October 27, 2010 by MPF Income Fund 24, L.L.C.,**
>   **MPF Flagship Fund 14, L.L.C., MPF Acquisition Co. 3, L.L.C., MPF**
>   **Dewaay Fund 7, L.L.C.; MPF Flagship Fund 9, L.L.C., Mackenzie**
>   **Patterson Special Fund 5, L.L.C., MPF Blue Ridge Fund I, L.L.C., MPF**
>   **Eplanning Opportunity Fund, LP, MPF Dewaay Fund 8, L.L.C., MPF**
>   **Senior Note Program I, L.P., SCM Special Fund 2, LP, and Mackenzie**
>   **Patterson Fuller, LP**
> **File No. 005-85587**

Dear Mr. Patterson:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

1.   Please advise us of how the offer was disseminated and the bidders' compliance with Rule 14d-4. Specifically, advise us of when the inquiry required by Rule 14d-5(e) occurred and whether dissemination of the offer materials was based off of a current stockholder list provided by the company pursuant to its obligations under 14d-5(a).

What is the market value of my shares?

2.   You reference the market price of shares as reported by independent sources and disclose that you do not know whether the information is accurate and complete. We remind you that you are responsible for the accuracy and completeness of the disclosure included in the Offer to Purchase. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completeness. Revise accordingly.

3.   Please supplementally provide the most recent reports issued by the sources to which you cite. If more recent reports for the third quarter have been published that report on secondary market trading activity in the company's shares, revise your disclosure to include reference to such information as of the most reasonable practicable date.

Acceptance and Payment of Shares…

4.   Disclosure under this heading and in the letter to shareholders is ambiguous in its statement of when tendering shareholders will receive payment for tendered shares. For example, you disclose that payment will be made "as soon as practicable" taking into account that the final determination of the pro rationing factor could be up to 5 business days after the Expiration Date. In the letter to shareholders, you also disclose the potential for a delay of up to 4 weeks pending confirmation by the company of the transfer of shares. While you indicate that you have no control over when the transfer will be confirmed by the company, supplementally advise us of the steps you have taken in the past in other offers or intend to take in the current offer to ensure that any such delay is minimized. Further, advise us of the basis for the claim that the delay could take up to 4 weeks (as opposed to a shorter period). Refer generally to Rule 14e-1(c). We may have further comment.

Letter to Shareholders

5.   We refer to the Schedule TO-T/A filed by Tender Investors, LLC in which they disclose that at the time they commenced their offer, Mackenzie Patterson Fuller, LP and affiliates were simultaneously conducting an unregistered offer for Corporate Property Associates 14 shares for what is alleged as a higher price than $6 per share. In the second bullet point of your letter, you disclose that the $6 per share current offer price is 20% higher than your previous offer. While we are aware of an unregistered offer conducted by the bidders in March 2010, based on disclosure in the TO-T/A filed, it would appear that subsequent offers were made during the time of the Tender Investors, LLC offer. Please advise and as may be appropriate, correct your disclosure to reference the price per share the bidders are alleged to have offered in their most recent offer. We may have further comment.

Determination of Validity

6. We note your statement that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) and your determination will be "final and binding." Please delete this language, or disclose that disputes regarding such determination may be submitted by shareholders to arbitration or court of competent jurisdication.

Conditions of the Offer, page 33

7. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions